Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This management’s discussion and analysis is designed to provide you with a narrative explanation of our financial condition and results of operations. We recommend that you read this discussion together with our unaudited condensed consolidated financial statements, including the notes thereto, as of and for the three-month periods ended March 31, 2021 and 2020 included as Exhibit 99.1 to the Report on Form 6-K to which this discussion is attached as Exhibit 99.2. We also recommend that you read our management’s discussion and analysis and our audited consolidated financial statements for fiscal year 2020, and the notes thereto, which appear in our Annual Report on Form 20-F for the year ended December 31, 2020 (the “Annual Report”) filed with the U.S. Securities and Exchange Commission (the “SEC”). In addition, we recommend that you read any public announcements made by InflaRx N.V.

The following discussion is based on our financial information prepared in accordance with IFRS as issued by the IASB, which may differ in material respects from generally accepted accounting principles in the United States and other jurisdictions. We maintain our books and records in Euros. Unless otherwise indicated, all references to currency amounts in this discussion are in Euros. We have made rounding adjustments to some of the figures included in this discussion and analysis. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them.

The following discussion includes forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to those described under “Risk Factors” in the Annual Report.

Unless otherwise indicated or the context otherwise requires, all references to “InflaRx” or the “company,” “we,” “our,” “ours,” “us” or similar terms refer to InflaRx N.V. and its subsidiaries InflaRx GmbH and InflaRx Pharmaceuticals, Inc.

Overview

We are a clinical-stage biopharmaceutical company focused on applying our proprietary anti-C5a technology to discover and develop first-in-class, potent and specific inhibitors of the complement activation factor known as C5a. C5a is a powerful inflammatory mediator involved in the progression of a wide variety of autoimmune and other inflammatory diseases. Our lead product candidate, vilobelimab (IFX-1), is a novel intravenously delivered first-in-class anti-C5a monoclonal antibody that selectively binds to free C5a and has demonstrated disease-modifying clinical activity and tolerability in multiple clinical settings.

We are developing vilobelimab for the treatment of hidradenitis suppurativa (HS), a chronic debilitating systemic inflammatory skin disease. In June 2019, we announced that our Phase IIb clinical trial of vilobelimab in HS did not meet its primary endpoint. On July 18, 2019, we published a post-hoc analysis showing multiple signals of efficacy for the vilobelimab high dose group compared to the placebo group within the initial phase of the SHINE study. In June 2020, we completed an end of Phase II meeting with the FDA to discuss a Phase III development program for the use of vilobelimab in the treatment of HS. Additionally, in July 2020, we received scientific advice from the European Medicines Agency (EMA) regarding the Phase III development program for the use of vilobelimab in the treatment of HS. In March 2021, we submitted a Special Protocol Assessment (SPA) to the U.S. FDA for the Phase III HS program for vilobelimab in Hidradenitis Suppurativa (HS), suggesting IHS4 as primary efficacy endpoint and in May the Company received an official response. The FDA agreed to the dosing regimen in the protocol but did not agree with the assessment of the primary endpoint using the International Hidradenitis Suppurativa Severity Score (IHS4). At the FDA’s suggestion, InflaRx plans to request a Type A meeting to discuss the primary endpoint measure in more detail.

We are also developing vilobelimab in severe COVID-19. On March 31, 2020, we initiated a Phase II/III clinical development program with vilobelimab in patients with severe COVID-19 and enrolled the first patient in the Phase II part of the study. On June 17, 2020, we announced interim results from the first 30 patients treated in the adaptive randomized Phase II part of the trial in patients. On September 14, 2020, we announced the first patient enrolled in the Phase III part of the study. In the randomized, double-blinded and placebo-controlled Phase III part of the Phase II/III trial, we began enrollment and plan to enroll up to 400 early intubated, critically ill patients with severe COVID-19 across sites in the US, EU, South America and other regions. Patients will be randomized 1:1 to receive either vilobelimab or placebo; all patients will receive standard of care. The primary endpoint will be 28-day all-cause mortality; key secondary endpoints will include assessment of organ support and disease improvement. Patients are currently being enrolled and undergoing treatment. So far, 178 patients have been included in the study. An interim analysis is planned after enrollment of 180 patients, with a potential for an early stop for efficacy or futility.

We are also developing vilobelimab for the treatment of anti-neutrophil cytoplasm antibody associated vasculitis (AAV), a rare, life-threatening autoimmune disease associated with powerful inflammatory flares that impair kidney function and lead to fatal organ dysfunction. In October 2018, we dosed the first patient in the randomized, triple blind, placebo-controlled US Phase II IXPLORE study of vilobelimab in patients with AAV. The main objective of the study was to evaluate the efficacy and safety of two dosing regimens of vilobelimab in patients with moderate to severe AAV, when dosed in addition to standard of care, which includes treatment with high dose glucocorticoids and either cyclophosphamide or rituximab. The primary endpoint of the study is the number and percentage of subjects who experience at least one treatment-emergent adverse event (TEAE) per treatment group at week 24. In October 2020, we announced that 19 patients had finished treatment and in May 2021, we reported top-line data for the study, indicating that vilobelimab, when given in addition to best standard of care proved to be safe and well tolerated. Furthermore, in May 2019, we initiated a randomized, double-blind, placebo-controlled European Phase II IXCHANGE clinical study of vilobelimab in patients with AAV. The main objective of the study is to evaluate the efficacy and safety of vilobelimab in patients with moderate to severe AAV. The primary endpoint of the study is a 50% reduction in Birmingham Vasculitis Activity Score (BVAS) at week 16. The study is being conducted in two parts. In part 1, patients were randomized to receive either vilobelimab plus a reduced dose of glucocorticoids, or placebo plus a standard dose of glucocorticoids. Patients in both arms will receive standard of care dosing of rituximab or cyclophosphamide. In part 2 of the study, patients will be randomized to receive either vilobelimab plus placebo, glucocorticoids or placebo plus a standard dose of glucocorticoids (both in addition to standard of care therapy consisting of rituximab or cyclophosphamide). After analyzing the impact of the ongoing COVID-19 pandemic on the study, we conducted a blinded interim analysis of part 1. Based on our analysis, we decided to continue with part 2 of the study but decreased the number of enrolled patients. On January 5, 2021, we announced that both part 1 and part 2 of the study are fully enrolled. The final data read-out is planned for the end of 2021. Our goal remains to gain Phase III readiness for this program.

We are also developing vilobelimab for the treatment of pyoderma gangraenosum (PG), a rare neutrophilic dermatosis associated with chronic cutaneous ulcerations. PG usually has a devastating effect on patient’s life due to severe pain and induction of significant movement impairment depending on lesions’ location. In February 2019, we initiated an open label, multi-centric Phase IIa exploratory study enrolling 18 patients with moderate to severe PG in Canada, the U.S. and Poland. The objectives of this study are to evaluate the safety and efficacy of vilobelimab in this patient population in three different doses. In February 2020, we announced initial data from the first five patients in this trial two patients achieved complete closure of the target ulcer. The drug was well tolerated, and no drug-related severe adverse events (SAE) have been recorded to date in the study. On April 15, 2021, we announced the completion of the enrollment target in this study. A second interim analysis, including six patients treated in the second dose group until day 99, will be available by the end of 2021. Final results from all patients, including the highest dose group, are expected in 2022.

We are also developing vilobelimab for the treatment of PD-1/PD-L1 inhibitor resistant/refractory locally advanced or metastatic cutaneous squamous cell carcinoma (cSCC). cSCC is the second most common skin cancer. The incidence of cSCC increases with increasing sun exposure and age and individuals with fair skin and hair are more often concerned. The potential for local recurrence or metastasis of cSCC varies with the pathologic variant and localization of the primary lesion, the risk for metastasis in cSCC is approximately 2-5%. Advanced cSCC 10-year survival rates are less than 20% with regional lymph node involvement and less than 10% with distant metastases. We plan to initiate an open-label non-comparative 2-arm Phase II proof of concept study within the first half of 2021.

Since our inception in December 2007, we have devoted substantially all of our resources to establishing our company, raising capital, developing our proprietary anti-C5a technology, identifying and testing potential product candidates and conducting clinical trials of our lead product candidate, vilobelimab. To date, we have no approved products for commercial use, have not generated any revenue and have financed our operations primarily through public offerings and private placements of our shares as well as other income from various grants. As of March 31, 2021, we had raised an aggregate of approximately €276.7 million, comprised of €74.0 million in gross proceeds from private placements of our securities, €81.8 million in net proceeds from our initial public offering in November 2017, €49.2 million in net proceeds from a follow-on public offering in May 2018, €9.0 million in net proceeds from the at-the-market program from during 2020, as well as €2.8 million in net proceeds from the at-the-market program and €62.2 million in net proceeds from a public offering in the three months ended March 31, 2021.

As of March 31, 2021, we had cash and cash equivalents of €78.6 million and financial assets of €59.3 million. As of March 31, 2021, we had an accumulated deficit of €174.5 million. We have incurred significant net operating losses in every year since our inception and expect to continue to incur net operating losses for the foreseeable future. Our net losses may fluctuate significantly from quarter to quarter and year to year.

We anticipate that our expenses might increase in the next years if and as we:

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continue to develop and conduct clinical trials with respect to our lead product candidate, vilobelimab, including in connection with the evaluation of any additional clinical development in HS, the ongoing Phase III trial in severe COVID-19, the ongoing Phase II clinical trials in AAV and PG as well as the planned Phase II study in cSCC;

•	initiate and continue research, preclinical and clinical development efforts for any future product candidates, including IFX-2;

•	actively seek to identify additional research programs and additional product candidates;

•	seek regulatory and marketing approvals for our product candidates that successfully complete clinical trials, if any;

•	establish sales, marketing, distribution and other commercial infrastructure in the future to commercialize various products for which we may obtain marketing approval, if any;

•	require the manufacture of larger quantities of product candidates for clinical development and, potentially, commercialization;

•	collaborate with strategic partners to optimize the manufacturing process for vilobelimab and IFX-2;

•	maintain, expand and protect our intellectual property portfolio;

•	hire and retain additional personnel, such as clinical, quality control and scientific personnel;

•	our use of share-based employee retention instruments that may involve significant future expense; and

•	add operational, financial and management information systems and personnel, including personnel to support our product development and help us comply with our obligations as a public company.

Our expenses in any quarter may not be indicative of our expenses in future periods, and in particular we expect that our expenses, and therefore our net losses, could vary depending on the going forward strategy relating to the clinical development of vilobelimab in HS, COVID-19, AAV, PG, cSCC and additional indications as well as any potential addition of a technology platform or asset.

We do not expect to generate revenue from product sales unless and until we successfully complete development and obtain regulatory approval for a product candidate, which we expect will take a number of years and is subject to significant uncertainty. If we obtain regulatory approval for any product candidate, we expect to incur significant commercialization expenses related to product sales, marketing, manufacturing and distribution. Accordingly, we may seek to further fund our operations through public or private equity or debt financings or other sources, including strategic collaborations. We may, however, be unable to raise additional funds or enter into such other arrangements when needed on favorable terms or at all. Our failure to raise capital or enter into such other arrangements as and when needed, would have a negative impact on our financial condition and our ability to develop vilobelimab or any additional product candidates.

Recent Developments

In March 2021, we submitted a Special Protocol Assessment (SPA) to the U.S. FDA for the Phase III HS program for vilobelimab in Hidradenitis Suppurativa (HS), suggesting IHS4 as primary efficacy endpoint and in May the Company received an official response. The FDA agreed to the dosing regimen in the protocol but did not agree with the assessment of the primary endpoint using the International Hidradenitis Suppurativa Severity Score (IHS4). At the FDA’s suggestion, InflaRx plans to request a Type A meeting to discuss the primary endpoint measure in more detail.

During the first quarter we have further advanced the Phase III part of the currently ongoing Phase II/III clinical trial in severe COVID-19 patients. The interim analysis based on the first 180 patients enrolled is planned to take place during the first half of 2021. So far, 178 patients have been included in the study.

In the US IXPLORE clinical Phase II study of IFX-1 in AAV, all patients have completed treatment.  In May 2021, we reported top-line data for the study, indicating that vilobelimab, when given in addition to best standard of care proved to be safe and well tolerated. Furthermore, in January 2021 we announced that both Part 1 and Part 2 of the AAV Phase II study in Europe (IXCHANGE) are fully enrolled. Final data read-out is planned for the end of 2021. Our goal remains to gain Phase III readiness for this program.

On April 15, we announced the completion of the enrollment target of 18 patients with moderate to severe PG at sites in the US, Canada and Europe in the open-label Phase IIa exploratory study in PG. The main objectives of the study are the evaluation of the safety and efficacy of vilobelimab in patients with PG. Efficacy will be evaluated by (i) a responder rate defined as Physician Global Assessment ≤3 of the target ulcer at various timepoints and (ii) time to complete closure of the target ulcer. Both endpoints will be compared with historical data. During 2020, InflaRx had announced positive initial data from the first five patients in the lowest dose group. The drug was well tolerated and no drug-related severe adverse events (SAEs) have been recorded to date in the study. A second interim analysis, including six patients treated in the second dose group until day 99, will be available by the end of 2021. Final results from all patients, including the highest dose group, are expected in 2022.

The preparatory activities for the Phase IIa oncology program in cSCC are ongoing, with expected initiation of this clinical trial in the first half of 2021.

Research and Development Expenses

Research and development expenses consisted principally of:

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expenses incurred under agreements with contract research organizations, or CROs, contract manufacturing organizations, or CMOs, consultants and independent contractors that conduct research and development, preclinical and clinical activities on our behalf;

•	employee-related expenses, including salaries, benefits and share-based compensation expense based upon employees’ role within the organization; and

•	professional legal fees related to the protection and maintenance of our intellectual property.

We anticipate that our total research and development expenses in 2021 might increase compared to 2020, principally due to the initiation of the Phase II trial of vilobelimab in cSCC, the preparation and initiation of clinical Phase III trials of vilobelimab in HS and the continuation of the Phase III part of our Phase II/III clinical study of vilobelimab in severe COVID-19. Our research and development expenses primarily relate to the following key programs:

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vilobelimab (IFX-1). We expect our expenses associated with vilobelimab will further increase in the remainder of 2021, compared to the level on March 31, 2020, as we are conducting the Phase III part of the clinical study in severe COVID-19, evaluate initiating a Phase III study in HS, conduct our Phase II clinical program of vilobelimab in patients with AAV and our Phase II clinical trial program in patients with PG and plan to initiate a Phase II clinical program in cSCC along with potentially additional indications. In addition, we are also incurring expenses related to the manufacturing of clinical trial material and by investigating commercial scale production options.

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IFX-2.  We are continuing preclinical development of IFX-2, expenses for which mainly consist of salaries, costs for preclinical testing conducted by CROs and costs for the production of preclinical material.

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Other development programs. Our other research and development expenses relate to our preclinical studies of other product candidates and discovery activities, expenses for which mainly consist of salaries, costs for production of preclinical compounds and costs paid to CROs.

In 2020, we incurred €25.6 million of research and development expenses. For the three months ended March 31, 2021 and 2020, we incurred research and development expenses of €4.9 million and €7.3 million, respectively. The principal driver of the decrease in our research and development expenses was the conclusion of the Phase IIb clinical development of vilobelimab in HS in 2020, which was offset by expenses for the COVID-19 trial. Our research and development expenses may vary substantially from period to period based on the timing of our research and development activities, including due to timing of clinical trial initiation and enrollment. Overall, research and development expenses are expected to increase over time as we advance the clinical development of vilobelimab into more advanced stages of clinical development and further advance the research and development of our preclinical product candidates.

We expense research and development costs as incurred. We recognize costs for certain development activities, such as preclinical studies and clinical trials, based on an evaluation of the progress to completion of specific tasks. We use information provided to us by our vendors such as patient enrollment or clinical site activations for services received and efforts expended. Research and development activities are central to our business model.

The successful development of our product candidates is highly uncertain. At this time, we cannot reasonably estimate the nature, timing and estimated costs of the efforts that will be necessary to complete the development of, or the period, if any, in which material net cash inflows may commence from, any of our product candidates. For a discussion of our other key financial statement line items, please see “Management’s discussion and analysis of financial condition and results of operations—Financial operations overview” in the Annual Report.

General and Administrative Expenses

We expect that our general and administrative expenses will increase in the future as our business expands and we incur additional costs associated with operating as a public company. These public company-related costs relate primarily to additional personnel, additional professional and legal fees, audit fees, directors’ and officers’ liability insurance premiums and costs associated with investor relations.

In 2020, we incurred €8.5 million of general and administrative expenses. For the three months ended March 31, 2021 and 2020, we incurred general and administrative expenses of €3.0 million and €2.6 million, respectively. The principal driver of the increase in our general and administrative expenses was higher expenses from equity-settled share-based compensation recognized in personnel expenses €0.5 million

Results of Operations

The information below was derived from our condensed consolidated financial statements included elsewhere herein. The discussion below should be read along with these condensed consolidated financial statements and our Annual Report on Form 20-F for the year ended December 31, 2020 filed with the SEC.

Comparison of the Three Months Ended March 31, 2021 and 2020

	Three Months Ended March 31,
(in €)	2021	2020	Change
Operating Expenses
Research and development expenses	(4,906,885)	(7,298,799)	2,391,914
General and administrative expenses	(3,022,339)	(2,564,803)	(457,535)
Total Operating Expenses	(7,929,224)	(9,863,601)	1,934,377
Other income	5,462	94,960	(89,498)
Other expenses	(565)	(5,720)	5,155
Operating Result	(7,924,327)	(9,774,362)	1,850,035
Finance income	22,962	401,435	(378,473)
Finance expenses	(3,684)	(2,147)	(1,537)
Foreign exchange result	1,731,671	1,141,678	589,993
Other financial result	48,000	—	48,000
Income Taxes	—	—	—
Loss for the Period	(6,125,378)	(8,233,397)	2,108,019
Exchange differences on translation of foreign currency	3,504,699	1,713,868	1,790,831
Total Comprehensive Loss	(2,620,679)	(6,519,529)	3,898,850

Research and Development Expenses

	Three Months Ended March 31,
(in €)	2021	2020	Change
Third-party expenses	2,989,062	5,548,990	2,559,928
Personnel expenses	1,590,678	1,183,002	(407,676)
Legal and consulting fees	220,120	431,097	210,977
Other expenses	107,025	135,709	28,684
Total Research and development expenses	4,906,885	7,298,798	2,391,913

We use our employee and infrastructure resources across multiple research and development programs directed toward developing vilobelimab and our pre-clinical programs. We manage certain activities such as contract research and manufacturing of vilobelimab and our discovery programs through our third-party vendors.

Research and development expenses incurred for the three months ended March 31, 2021 decreased over the corresponding period in 2020 by €2.4 million. This decline was primarily due to completion of the Phase IIb clinical development of vilobelimab in HS in 2019, with continuously decreasing, limited residual activities thereafter, which was partly offset by expenses for the COVID-19 trial. These two factors led to €1.1 million of lower manufacturing costs, which significantly contributed to an overall decline in third-party expenses of €2.6 million. The €0.4 million increase in personnel expenses was mainly related to equity-settled share-based compensation.

General and Administrative Expenses

	Three Months Ended March 31,
(in €)	2021	2020	Change
Personnel expenses	2,000,459	1,509,593	(490,866)
Legal, consulting and audit fees	341,148	198,550	(142,598)
Other expenses	680,731	856,660	175,929
Total General and administrative expense	3,022,339	2,564,802	(457,537)

General and administrative expenses increased by €0.5 million to €3.0 million for the three months ended March 31, 2021, from €2.6 million for the three months ended March 31, 2020. This increase is attributable to higher expenses from equity-settled share-based compensation recognized in personnel expenses (€0.5 million). Additionally, legal, consulting and other expenses decreased to €1.0 million for the three months ended March 31, 2021, from €1.1 million for the three months ended March 31, 2020.

Net financial result

Financial Result	Three Months Ended March 31,
(in €)	2021	2020	Change
Finance income
Interest income	22,962	401,435	(378,473)
Finance expenses
Interest expenses	(2,580)	—	(2,580)
Interest on lease liabilities	(1,104)	(2,147)	1,043
Total	19,278	399,288	(380,010)

Foreign exchange result	Three Months Ended March 31,
(in €)	2021	2020	Change
Foreign exchange result
Foreign exchange income	2,457,039	1,257,557	1,199,482
Foreign exchange expense	(725,368)	(115,879)	(609,489)
Total	1,731,671	1,141,678	589,993

Other financial result	Three Months Ended March 31,
(in €)	2021	2020	Change
Other financial result	48,000	—	48,000

Net financial result increased by €0.3 million to €1.8 million for the three months ended March 31, 2021, from €1.5 million for the three months ended March 31, 2020. This increase is mainly attributable to higher foreign exchange gains, which increased by €1.2 million and higher foreign exchange losses of €0.6 million while interest on marketable securities declined by €0.4 million. Other finance expenses for the three months ended March 31, 2021 include a €48 thousand gain from a reduction in the allowance for expected credit loss on marketable securities.

Liquidity and Capital Resources

Since inception, we have incurred significant operating losses. For the three months ended March 31, 2021, we incurred a net loss of €6.1 million. To date, we have financed our operations primarily through the sale of our securities. As of March 31, 2021, we had cash and cash equivalents of €78.6 million, plus financial assets of €59.3 million. Our cash and cash equivalents primarily consist of bank deposit accounts and fixed U.S. Dollar term deposits. Our quoted debt securities have AAA credit ratings.

Cash Flows

The table below summarizes our consolidated statement of cash flows for the three months ended March 31, 2021 and 2020:

	Three Months Ended March 31,
(in €)	2021	2020
Net cash used in operating activities	(10,413,453)	(10,520,819)
Net cash used in investing activities	(1,049,566)	(2,715,769)
Net cash from/ (used in) financing activities	61,796,346	(88,339)
Cash and cash equivalents at the beginning of the period	25,968,681	33,131,280
Exchange gains on cash and cash equivalents	2,432,654	1,277,255
Cash and cash equivalents at the end of the period	78,734,662	21,083,608

Net Cash used in Operating Activities

The use of cash in all periods resulted primarily from our net losses, adjusted for non-cash charges and changes in components of working capital.

Net cash used in operating activities increased to €10.4 million in the three months ended March 31, 2021, from €10.5 million in the three months ended March 31, 2020.

Net Cash used in Investing Activities

Net cash from investing activities increased by €1.7 million in the three months ended March 31, 2021 mainly due to lower proceeds from the maturing of marketable securities in the three months ended March 31, 2021 compared to the three months ended March 31, 2020.

Net Cash from/ (used in) Financing Activities

Net cash from financing activities increased by €61.9 million in the three months ended March 31, 2021.

In the three months ended March 31, 2021, we issued an additional 610,022 common shares under our at-the-market program (refer to Note 6 “Equity”), resulting in €2.8 million in net proceeds. Following these and previous issuances under this program, the remaining value authorized for sale under the Sales Agreement amounts to $35.2 million.

On February 25, 2021, we sold an aggregate of 15,000,000 common shares through a public offering. The common shares were sold at a price of $5.00 per share and have a nominal value of €0.12 per share. For each common share purchased, an investor also received a warrant to purchase a common share at an exercise price of $5.80. The warrants are exercisable immediately and have a term of up to one year. The shares and warrants were issued and the transaction closed on March 1, 2021 with gross offering proceeds to the Group of $75.0 million (€62.2 million), before deducting $4.5 million (€3.7 million) in underwriting discounts and other offering expenses of $0.4 million (€0.3 million) and excluding the exercise of any warrants.

Funding Requirements

We anticipate that our expenses increase in the next years in connection with our ongoing activities. In particular, we anticipate that we will continue and complete Phase II clinical trials in AAV and PG, continue planning Phase II clinical development in oncology, we may start Phase III clinical development in HS and we will continue to run the Phase III clinical trial in COVID-19. Additionally, we may pursue additional indications as well. We also want to continue preclinical development of IFX-2. We plan to initiate new research and preclinical development efforts and we may seek marketing approval for any product candidates that we successfully develop and where we receive approval. If we commence a Phase III clinical development program with vilobelimab in HS, additional costs in connection with such development will be incurred. In addition, if we obtain marketing approval for any of our product candidates, we expect to incur significant commercialization expenses related to establishing sales, marketing, distribution and other commercial infrastructure to commercialize such products. Furthermore, we expect to incur additional costs associated with operating as a public company. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. If we are unable to raise capital when needed or on attractive terms, we would be forced to delay, reduce, or eliminate our research and development programs or future commercialization efforts. We believe that our existing cash and cash equivalents and financial assets will enable us to fund our operating expenses and capital expenditure requirements under our current business plan for at least the next 24 months.

Until such time, if ever, that we can generate substantial product revenues, we expect to finance our cash needs through a combination of equity offerings, debt financings, royalty-based financings, future collaborations, strategic alliances, and licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the interest of our current shareholders will be diluted, and the terms of these securities may include voting or other rights that adversely affect your rights as a common shareholder. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures, or declaring dividends. If we raise funds through additional collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish rights to our technologies, future revenue streams, research programs or product candidates or to grant licenses on terms that may not be favorable to us.

For more information as to the risks associated with our future funding needs, see “Risk factors” in the Annual Report.

Off-Balance Sheet Arrangements

As of March 31, 2021, and during the periods presented, we did not have any off-balance sheet arrangements other as described under “Management’s discussion and analysis of financial condition and results of operations—Off-balance sheet arrangements” in the Annual Report.

Contractual Obligations and Commitments

As of the date of this discussion and analysis, we do not have any, and during the periods presented we did not have any, contractual obligations and commitments other than as described under “Management’s discussion and analysis of financial condition and results of operations—Contractual obligations and commitments” in the Annual Report.

Quantitative and Qualitative Disclosures about Market Risk

During the three months ended March 31, 2021, there were no significant changes to our quantitative and qualitative disclosures about market risk from those reported in “Management’s discussion and analysis of financial condition and results of operations—Quantitative and qualitative disclosures about market risk” in the Annual Report.

Critical Judgments and Accounting Estimates

There have been no material changes to the significant accounting policies and estimates described in “Management’s discussion and analysis of financial condition and results of operations—Critical judgments and accounting estimates” in the Annual Report.

JOBS Act Exemptions

On April 5, 2012, the JOBS Act was signed into law. The JOBS Act contains provisions that, among other things, reduce certain reporting requirements for an “emerging growth company.” As an emerging growth company, we are not required to provide an auditor attestation report on our system of internal controls over financial reporting. This exemption will apply for a period of five years following the completion of our initial public offering or until we no longer meet the requirements of being an “emerging growth company,” whichever is earlier. We would cease to be an emerging growth company if we have more than $1.07 billion in annual revenue, have more than $700 million in market value of our common shares held by non-affiliates as of the specified testing date or issue more than $1.0 billion of non-convertible debt over a three-year period.

Cautionary Statement Regarding Forward Looking Statements

This discussion contains forward-looking statements that involve substantial risks and uncertainties. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “estimate,” “believe,” “predict,” “potential” or “continue” or the negative of these terms or other similar expressions intended to identify statements about the future. These statements speak only as of the date of this discussion and involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. These forward-looking statements include, without limitation, statements about the following:

•	our operation as a development stage company with limited operating history and a history of operating losses; as of March 31, 2021, our accumulated deficit was €(174.5) million;

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the timing, progress and results of clinical trials of vilobelimab and any other product candidates, including statements regarding the timing of initiation and completion of studies or trials and related preparatory work, the period during which the results of the trials will become available, the costs of such trials and our research and development programs generally;

•
the timing and outcome of any discussions or submission of filings for regulatory approval of vilobelimab or any other product candidate, and the timing of and our ability to obtain and maintain regulatory approval of vilobelimab for any indication;

•	our ability to leverage our proprietary anti-C5a technology to discover and develop therapies to treat complement-mediated autoimmune and inflammatory diseases;

•	our ability to protect, maintain and enforce our intellectual property protection for vilobelimab and any other product candidates, and the scope of such protection;

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whether the Food and Drug Administration (FDA), European Medicines Agency (EMA) or comparable foreign regulatory authority will accept or agree with the number, design, size, conduct or implementation of our clinical trials, including any proposed primary or secondary endpoints for such trials;

•
the success of our future clinical trials for vilobelimab and any other product candidates and whether such clinical results will reflect results seen in previously conducted preclinical studies and clinical trials;

•	our expectations regarding the size of the patient populations for, market opportunity for and clinical utility of vilobelimab or any other product candidates, if approved for commercial use;

•
our manufacturing capabilities and strategy, including the scalability and cost of our manufacturing methods and processes and the optimization of our manufacturing methods and processes, and our ability to continue to rely on our existing third-party manufacturers and our ability to engage additional third-party manufacturers for our planned future clinical trials and potentially for commercial supply of vilobelimab;

•	our estimates of our expenses, ongoing losses, future revenue, capital requirements and our needs for or ability to obtain additional financing;

•	our expectations regarding the scope of any approved indication for vilobelimab;

•	our ability to defend against costly and damaging liability claims resulting from the testing of our product candidates in the clinic or, if, approved, any commercial sales;

•	our ability to commercialize vilobelimab or our other product candidates;

•	if any of our product candidates obtain regulatory approval, our ability to comply with and satisfy ongoing obligations and continued regulatory overview;

•	our ability to comply with enacted and future legislation in seeking marketing approval and commercialization;

•	our future growth and ability to compete, which depends on our retaining key personnel and recruiting additional qualified personnel;

•	our competitive position and the development of and projections relating to our competitors in the development of C5a inhibitors or our industry; and

•	our expectations regarding the time during which we will be an emerging growth company under the JOBS Act or a foreign private issuer;

Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. You should refer to the “ITEM 3. KEY INFORMATION: - C. Risk factors” section of the Annual Report for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. Moreover, we operate in an evolving environment. New risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties. As a result of these factors, we cannot assure you that the forward-looking statements in this discussion will prove to be accurate. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise. You should, however, review the factors and risks and other information we describe in the reports we will file from time to time with the SEC after the date of this discussion.